July 18, 2025

VIA EDGAR

CONFIDENTIAL

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets
100 F. Street, N.E.

Washington, D.C. 20549

Attn: Mark Brunhofer, Jason Niethamer,

  David Gessert and J. Nolan McWilliams

Re:	Bullish
Amendment No. 5 to Draft Registration Statement on Form F-1
Submitted July 7, 2025
CIK No. 0001872195

To the addressees set forth above:

On behalf of our client, Bullish (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated July 16, 2025, relating to the above referenced Amendment No. 5 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Concurrently herewith, the Company is publicly filing a Registration Statement on Form F-1 (the “Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Draft Registration Statement), all page references herein correspond to the page of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Registration Statement. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the prospectus.

Morgan, Lewis & Bockius llp

101 Park Avenue New York, NY 10178-0060 +1.212.309.6000
United States +1.212.309.6001

Securities and Exchange Commission

July 18, 2025

Amendment No. 5 to Draft Registration Statement on Form F-1

Summary

Recent Developments, page 20

1.	We note your intention to provide preliminary information in the form of ranges for the three months ended June 30, 2025. When you update your submission with this preliminary information, please also discuss any trends evident from this information as well as the underlying causes for changes in amounts compared to the actual amounts provided for the three months ended June 30, 2024.

The Company confirms that when it updates the disclosure to include the preliminary information for the quarter ended June 30, 2025, it will add an appropriate discussion of any evident trends and key drivers of the changes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the three months ended March 31, 2025 and 2024

Change in fair value of digital assets held, net, page 167

2.	Please revise your disclosure to explain the $142 million impairment losses of digital assets held - intangible assets. To the extent appropriate, link this disclosure to your other comprehensive income/loss disclosure at the bottom of page 168.

In response to the Staff’s comment, the Company has revised the disclosure on page 169 to explain the $142 million impairment losses of digital assets held - intangible assets and the relation to other comprehensive income/loss.

Please do not hesitate to contact the undersigned at +1.212.309.6843 or Erin E. Martin at +1.202.739.5729 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Howard A. Kenny
Howard A. Kenny

cc:	Nicholas Armstrong, General Counsel, Bullish
Joseph A. Hall, Davis Polk & Wardwell LLP
Daniel P. Gibbons, Davis Polk & Wardwell LLP